Exhibit 99.1

FOR IMMEDIATE RELEASE	Contact: Paul M. Feeney
Executive Vice President, Finance and Chief Financial Officer
AEP Industries Inc.
(201) 807-2330
feeneyp@aepinc.com

AEP INDUSTRIES INC. REPORTS FISCAL 2016 RESULTS

Special Meeting of Stockholders Scheduled for January 18, 2017 at 10:00 a.m. ET to Approve

Pending Merger with Berry Plastics

Montvale, NJ, January 13, 2017 – AEP Industries Inc. (Nasdaq: AEPI) (the “Company” or “AEP”) today reported financial results for its fiscal year ended October 31, 2016.

Net sales for fiscal 2016 decreased $45.6 million, or 4% to $1,095.8 million from $1,141.4 million for fiscal 2015. Average sell prices decreased 6% primarily due to the pass through of lower resin costs partially offset by a 3% increase in sales volume.

Net income for fiscal 2016 was $28.8 million, or $5.60 per diluted share, as compared to net income of $28.8 million, or $5.64 per diluted share, for fiscal 2015. Net income for fiscal 2016 included an increase in operating expenses of $3.6 million as a result of higher employee cash performance incentives and costs associated with the proposed merger with Berry Plastics Group, Inc. (“Berry”), and $2.1 million of interest expense related to the call premium payment and the write-off of debt fees associated with the partial redemption of our 2019 senior notes, partially offset by an increase of $8.7 million in gross profit primarily due to improved material margins and an increase in volumes sold. Net income for fiscal 2015 included a $1.2 million gain related to the sale of a warehouse in Texas.

Adjusted EBITDA (defined below) was $112.8 million for fiscal 2016 as compared to $76.1 million in fiscal 2015.

Special Meeting of AEP Stockholders to Approve Merger with Berry Plastics Group, Inc.

As previously announced, on August 24, 2016, the Company, Berry and certain subsidiaries of Berry entered into an agreement and plan of merger (as amended, the Merger Agreement) pursuant to which Berry will acquire all of the outstanding shares of the Company in a cash and stock transaction (the proposed mergers). Each AEP stockholder has the right to elect to receive either $110 in cash or 2.5011 shares of Berry common stock per each share of AEP common stock in the transaction, subject to an overall 50/50 proration to ensure that 50% of the total outstanding AEP shares (excluding treasury shares) are exchanged for the cash consideration and 50% are exchanged for Berry common stock. Upon closing, the Company’s stockholders would own approximately 5 percent of Berry on a fully diluted basis based on Berry’s outstanding common stock.

The transaction is subject to the approval of AEP stockholder and customary closing conditions. The transaction has been unanimously approved by the Board of Directors of both companies.

As previously disclosed, AEP will hold a Special Meeting of Stockholders to approve the pending merger with Berry on January 18, 2017 and expects the pending merger to close on or about January 20, 2017 subject to the receipt of such approval and the other conditions of the merger. AEP expects to file its Form 10-K for the fiscal year ended October 31, 2016 on January 17, 2017.

AEP Industries Inc. manufactures, markets, and distributes an extensive range of flexible plastic packaging products for the consumer, industrial and agricultural markets. The Company has manufacturing operations in the United States and Canada.

Reconciliation of Non-GAAP Measures to GAAP Measure

The Company defines Adjusted EBITDA as net income (loss) before discontinued operations, interest expense, income taxes, depreciation and amortization, changes in LIFO reserve, other non-operating income (expense), net, share-based compensation expense (income) and transaction costs associated with the proposed mergers. The Company believes Adjusted EBITDA is an important measure of operating performance because it allows management, investors and others to evaluate and compare its core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest expense from its outstanding debt), asset base (depreciation and amortization), tax consequences, changes in LIFO reserve (a non-cash charge/benefit to its consolidated statements of operations), other non-operating items, share-based compensation and transactions costs associated with the proposed mergers. Furthermore, management uses Adjusted EBITDA for business planning purposes and to evaluate and price potential acquisitions. The Company further emphasizes the importance of Adjusted EBITDA as an operating performance measure by utilizing a similarly defined metric as the sole performance measure in its annual bonus plan and performance unit program. In addition to its use by management, the Company also believes Adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate the financial performance of the Company and other companies in the plastic films industry. Other companies may calculate Adjusted EBITDA differently, and therefore the Company’s Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is not a measure of financial performance under U.S. generally accepted accounting principles (GAAP), and should not be considered in isolation or as an alternative to net income (loss), cash flows from operating activities and other measures determined in accordance with GAAP. Items excluded from Adjusted EBITDA are significant and necessary components to the operations of the Company’s business, and, therefore, Adjusted EBITDA should only be used as a supplemental measure of the Company’s operating performance.

The following is a reconciliation of the Company’s net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Fiscal 2016	Fiscal 2015
	(in thousands)	(in thousands)
Net income	$28,802	$28,837
Provision for income taxes	17,720	15,408
Interest expense	19,882	18,790
Depreciation and amortization expense	29,476	31,567
Increase (decrease) in LIFO reserve	3,835	(26,615)
Transaction costs associated with proposed mergers	4,143	—
Other non-operating expense (income)	103	(317)
Share-based compensation	8,817	8,403

Adjusted EBITDA	$112,778	$76,073

Forward-Looking Information

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (as amended, and together with the rules and regulations thereunder, the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. All statements regarding Berry’s, AEP’s or their respective subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends and dividend plans, financing plans, business strategy, budgets, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, merger integration, growth opportunities, dispositions, expected lease income, plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “would,” “will,” “seeks,” “approximately,” “outlook,” “looking forward” and other similar expressions or the negative form of the same are forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Berry and AEP caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, risks and uncertainties related to (i) the ability to obtain the approval of AEP’s stockholders; (ii) the risk that the conditions to closing of the mergers may not be satisfied; (iii) the ability of Berry to integrate the acquired business successfully and to achieve anticipated cost savings and other synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment; (v) potential litigation relating to the proposed transaction that could be instituted against Berry, AEP or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Berry’s or AEP’s business, including current plans and operations; (vii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the mergers; (viii) changes in prices and availability of resin and other raw materials and our ability to pass on changes in raw material prices on a timely basis; (ix) continued availability of capital and financing and rating agency actions; (x) legislative, regulatory and economic developments; (xi) catastrophic loss of one of our key manufacturing facilities, natural disasters and other unplanned business interruptions; and (xii) management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in a registration statement on Form S-4 (File No. 333-213803) (the “Form S-4”), as well as other factors described in AEP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015, AEP’s subsequent Quarterly Reports on Form 10-Q, AEP’s Current Reports on Form 8-K and Berry’s Annual Report on Form 10-K for the fiscal year ended October 1, 2016, in each case, as filed with the Securities and Exchange Commission (the “SEC”). The list of factors presented here is, and the list of factors presented in the Form S-4 should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles or impediments to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Berry’s or AEP’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Berry nor AEP assumes any obligation to provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed transaction, Berry has filed with the SEC the Form S-4 which contains a proxy statement of AEP and a prospectus of Berry and other documents with respect to Berry’s proposed acquisition of AEP. The Form S-4 was declared effective by the SEC on December 15, 2016, and the proxy statement/prospectus was first mailed to AEP stockholders on December 16, 2016. Investors and security holders are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) filed, and other relevant documents that will be filed, with the SEC if and when they become available because they will contain important information about the proposed transaction.

Additional Information and Where to Find It

Investors may obtain free copies of the proxy statement/prospectus and other relevant documents filed by Berry and AEP with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Berry with the SEC are available free of charge on Berry’s website at www.berryplastics.com and copies of the documents filed by AEP with the SEC are available free of charge on AEP’s website at www.aepinc.com.

Participants in the Solicitation Relating to the Mergers

Berry, AEP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AEP’s stockholders in respect of the proposed transaction. Information regarding Berry’s directors and executive officers can be found in the proxy statement/prospectus and Berry’s 2016 Annual Report on Form 10-K for the year ended October 1, 2016, which was filed with the SEC on November 30, 2016, as well as its other filings with the SEC. Information regarding AEP’s directors and executive officers can be found in AEP’s definitive proxy statement for its 2016 annual meeting, which was filed with the SEC on February 25, 2016, its 2015 Annual Report on Form 10-K for the year ended October 31, 2015, which was filed with the SEC on January 14, 2016, and its 2016 Annual Report on Form 10-K for the year ended October 31, 2016, which is expected to be filed on January 17, 2017, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants are included in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction. These documents are available free of charge on the SEC’s website and from Berry and AEP, as applicable, using the sources indicated above.